Filed by Dialog Semiconductor plc

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Atmel Corporation

Commission File No.: 000-19032

The following communication was made available by a post on Twitter by a board member of Dialog Semiconductor plc:

Tweet: Very good interview with Jalal Bagherli. @DialogSemi and @GuyJohnsonTV @business www.bloomberg.com/news/videos/2015-09-21/dialog-to-buy-atmel-for-4-6b@TechLondonAdv

The following video, for which a transcript is provided below, was made available via a link provided in the above communication:

Bloomberg Europe

07:21 GMT 21/09/2015

Dialog Semiconductor to buy Atmel for $4.6 billion

http://www.bloomberg.com/news/videos/2015-09-21/dialog-to-buy-atmel-for-4-6b

0:00-0:24 Reporter: Dialog is a big company, you may not have heard of it but you’ve probably heard of the company for which it relies on 80% of its revenue. Apple. Why are they doing the deal? I guess that could have something to do with it. The company’s CEO Jalal Bagherli joins us now for his first interview since announcing the transaction. Good morning.

0:24-0:24 Jalal: Good Morning.

0:25-0:38 Reporter: So we have this kind of cool function on our system which allows us to look at revenues and it, it is this up here isn’t it? Apple revenue for your company 78 point 09 percent of your topline.

0:39-0:39 Jalal: Right.

0:40-0:40 Reporter: That’s the reason for doing the deal?

0:41-0:43 Jalal: Well you know we’re very successful in the mobile market…

0:43-0:43 Reporter: Yeah

0:44-0:46 And mobile market is very concentrated so the…

0:46-0:47 Reporter: Yeah, you want to be with these guys.

0:48-0:57 Jalal: If you are successful in this market you’ve got to be with the top leaders. So uh the deal for us is that it layers - uh - another growth story for us which is the Internet of Things market…

0:57-0:57 Reporter: Yeah

0:58-1:54 Jalal: which everybody is talking about and is about to - uh - explode. So we are positioning the company for the next generation of mobile, if you like, because mobile up to know has been mobile phones, tablets, um and now is moving to things that you wear around your wrist, fitness bands, perhaps electronics in your texton in your clothing - so all the other things that get connected to the uh to the other machines and to the internet - uh - are things that the internet of things enables. And the acquisition of this company the rationale for us is we get access to microcontrollers which are the brains of these - these devices and we get access to things like encryption - uh - to protect and assure the safety of the data that gets transferred between different points, different nodes in a network. Uh - and of course we have our own power management, power saving technologies which is crucial for sensor nodes around the house, around the buildings etcetera to make sure you don’t need an enormous amount of energy to actually enable this.

1:55- 2:00 Reporter: How did the deal come about? You’ve been looking for a transaction for a while it was AMS the company that didn’t - didn’t work last year.

2:01 Jalal: Correct.

2:02-2:03 Reporter: Kinda how did this one get put together?

2:03-2:28 Jalal: - Uh - so last year we did look at AMS because we are looking to actually enable our internet of things uh strategy using sensors. Uh since then we have developed our own sensor strategy and we have an investment in a small company in Taiwan to give us access to that so we were on the uh lookout for other parts of the portfolio to compliment and of course uh Atmel is a greatly positioned company to - to do that for us.

2:29-2:35 Reporter: The chipset is - is consolidating pretty quickly right now. We’ve seen a number of big transactions. Most of those feel defensive.

2:36-2:36 Jalal: Right

2:37-2:38 Reporter: How would you characterize this transaction?

2:39-2:48 Jalal: I think it’s genuinely a good news story for us it really positions us for the next 5 to 10 years because the Internet of Things is just about to happen. You know we have the computing era behind us…

2:49-2:49 Reporter: Yeah

2:49-3:02 Jalal: We are at the height of mobile, now and we are entering the in new area - era of technology which is Internet of Things connecting smart devices and I think you know that deal just gives us all the portfolio we need to progress and succeed here.

3:02-3:06 Reporter: People keep telling me the internet of things is - is gonna happen soon.

3:06-3:06 Jalal: Right.

3:06-3:09 Reporter: When I talk to ARM they tell me exactly the same thing.

3:09-3:10 Jalal: Right, because it’s true (laughs)

3:10-3:14 Reporter: (laughs) Okay, it’s true. So you say it’s about to happen.

3:14-3:14 Jalal: Right, yes

3:15-3:15 Reporter: Give us a kind of sense of…

3:15-3:15 Jalal: Sure

3:16-3:17 Reporter: where we are in that process.

3:17-3:59 Jalal: Right so, I - I mean I think if you look at the everyday objects that would be classed as internet of things that’s probably a good - good place to start I think. I guess, the - uh - something that is very close to a lot of day to day users will be fitness and health bands that people wear, digital watches. Um this will extend to glasses, rings, other things which are connected - uh - to the internet on a personal basis. Um then you move to the smart home, you have things like thermostats, uh smoke alarm, fire uh alarm, etc. which all get connected to your Wi-Fi at the home and last but not least, lighting. The lighting has moved significantly into LED based digital lighting…

3:59-3:59 Reporter: Yep

3:59-4:13 Jalal: which can be connected, controlled and you can actually download different light mood to the same light bulb that you ordinarily use or dim it from a distance or play with different - uh - environment for lighting to make it smart like to turn it

4:13-4:13 Reporter: Yep

4:14-4:17 Jalal: to turn itself off and the ambient in the room is high to save energy.

4:17-4:17 Reporter: OK

4:18-4:27 Jalal: So things like that are examples of Internet of Things. People talk about bigger sort of picture, those will take a few more years to come, which is connecting all the machines and industry etcetera.

4:27-4:27 Reporter: Yeah, yeah, yeah.

4:28-4:37 Jalal: so we are talking about the, if you like, edge of those networks the, a lot of nodes at the edge of those networks and the networks get connected together as we go forward.

4:38-4:43 Reporter: Once you’ve bedded this down, once the internet of things story is starting to come through 2, 3 years down the road, who’s going to be your biggest customer?

4:44-4:59 Jalal: Um I think it would be probably people who are consume would be the largest (mumbles), uh you know people today would maybe think about Honeywell or GE or Nest Labs people like that who are really into smart homes those are one class of customers that I think would come to the floor.

5:00-5:02 Reporter: Very nice to see you, congratulations on the transaction.

5:02-5:02 Jalal: Thank you very much.

5:02-5:13 Reporter: we look forward to hearing more about it, Jalal Bagherli the CEO of Dialog Semi announcing the first trans - uh the announcing this or talking to us first here on Bloomberg television after announcing that deal.

***

This communication is not a prospectus as required by the Prospectus Directive of the European Parliament and of the Council of 4 November 2003 (No 2003/71/EC). It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed merger or otherwise. Any acceptance or response to the proposed merger should be made only on the basis of the information referred to, in respect of Dialog shareholders, a shareholder circular seeking the approval of Dialog shareholders for the proposed merger, and the issuance of ordinary shares in the form of ADSs to Atmel’s stockholders (the “Circular”), or, in respect of Atmel’s stockholders, a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional information and where to find it

This communication may be deemed to be solicitation material in respect of the proposed merger involving Dialog and Atmel. In connection with the proposed merger, Dialog will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”) containing a prospectus with respect to Dialog’s ordinary shares to be issued in the proposed merger and a proxy statement of Atmel in connection with the proposed merger (the “Proxy Statement/Prospectus”). Each of Dialog and Atmel intends to file other documents with the SEC regarding the proposed merger. The definitive Proxy

Statement/Prospectus will be mailed to stockholders of Atmel and will contain important information about the proposed merger and related matters. Shareholders of Dialog and stockholders of Atmel are advised to read carefully the formal documentation in relation to the proposed merger once it has been dispatched. The proposals for the proposed merger will, in respect of Dialog shareholders, be made solely through the Circular, and, in respect of Atmel’s stockholders, be made solely through the Proxy Statement/Prospectus. Both the Circular and the final Proxy Statement/Prospectus will contain the full terms and conditions of the way in which the proposed merger will be implemented, including details of how to vote with respect to the implementation of the proposed merger. Any acceptance or other response to the proposals should be made only on the basis of the information in respect of the Dialog shareholders, in the Circular, or, in respect of Atmel’s stockholders, in the Proxy Statement/Prospectus.

This communication comprises an advertisement for the purposes of paragraph 3.3R of the Prospectus Rules made under Part VI of the FSMA and not a prospectus. Any prospectus in connection with the admission of ordinary shares of Dialog to the Regulated Market of, and to trading on, the Frankfurt Stock Exchange (the “UK Prospectus”) will be published at a later date.

Copies of the UK Prospectus and the Circular will, from the date of posting to Dialog shareholders, be filed with the UK Listing Authority and submitted to the National Storage Mechanism and available for inspection at www.Hemscott.com/nsm.do and available for inspection by Dialog shareholders at the registered office of Dialog Semiconductor plc, Tower Bridge House, St. Katharine’s Way, London E1W 1AA, United Kingdom, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and in the Investor Relations section of Dialog’s website at www.dialog-semiconductor.com. Investors may obtain, free of charge, copies of the Proxy Statement/Prospectus and Registration Statement, and any other documents filed by Atmel and Dialog with the SEC in connection with the proposed merger at the SEC’s website at www.sec.gov. Investors may obtain, free of charge, copies of the Proxy Statement/Prospectus and any other documents filed by Atmel with the SEC in connection with the proposed merger in the “Investors” section of Atmel’s website at www.atmel.com. Investors may also obtain, free of charge, copies of the Registration Statement, and any other documents filed by Dialog with the SEC in connection with the proposed merger on Dialog’s website at www.dialog-semiconductor.com.

BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE INVESTORS OF DIALOG AND INVESTORS OF ATMEL TO READ CAREFULLY THE CIRCULAR, UK PROSPECTUS, PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT DIALOG OR ATMEL WILL FILE WITH THE UKLA OR SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Participants in the Solicitation

Dialog, Atmel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed merger and may have direct or indirect interests in the proposed merger.

Information about Dialog’s directors and executive officers is set forth in Dialog’s Annual report and accounts 2014, which may be obtained free of charge at Dialog’s website at www.dialog-semiconductor.com. Information about Atmel’s directors and executive officers and their respective interests in Atmel by security holdings or otherwise is set forth in Atmel’s Proxy Statement on Schedule 14A for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 3, 2015, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 26, 2015. These documents are available free of charge at the SEC’s website at www.sec.gov and from the “Investors” section of Atmel’s website at www.atmel.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the Proxy Statement/Prospectus and the Registration Statement that Dialog will file with the SEC in connection with the solicitation of proxies to approve the proposed merger.

Safe Harbor for Forward-looking Statements

This announcement contains, or may contain, “forward-looking statements” in relation to Dialog and Atmel and the future operating performance and outlook of Dialog and the combined company, as well as other future events and their potential effects on Dialog and the combined company that are subject to risks and uncertainties. Generally, the words “will,” “may,” “should,” “continue,” “believes,” “targets,” “plans,” “expects,” “estimates,” “aims,” “intends,” “anticipates” or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to: (i) the benefits of the proposed merger, including future financial and operating results of the combined company, Dialog’s or Atmel’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction; (ii) expected developments in product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of products in those of customers, adoption of new technologies, the expectation of volume shipments of products, opportunities in the semiconductor industry and the ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of financial performance on share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of the management of Dialog and Atmel; (iii) the expansion and growth of Dialog’s or Atmel’s operations; (iv) the expected cost, revenue, technology and other synergies of the proposed merger, the expected impact of the proposed merger on customers and end-users, the combined company’s future capital expenditures, expenses, revenues, earnings, economic performance, financial condition, losses and future prospects; (v) business and management strategies and the expansion and growth of the combined company’s operations; and (vi) the anticipated timing of shareholder meetings and completion of the proposed merger.

These forward-looking statements are based upon the current beliefs and expectations of the management of Dialog and Atmel and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Dialog’s and Atmel’s or the combined company’s ability to control or estimate precisely and include, without limitation: (i) the ability to obtain governmental and regulatory approvals of the proposed merger, including the approval of antitrust authorities necessary to complete the proposed merger, or to satisfy other conditions to the proposed merger, including the ability to obtain the requisite Dialog shareholder approvals and Atmel stockholder approvals, on the proposed terms and timeframe; (ii) the possibility that the proposed merger does not close when expected or at all, or that the companies, in order to achieve governmental and regulatory approvals, may be required to modify aspects of the proposed merger or to accept conditions that could adversely affect the combined company or the expected benefits of the proposed merger; (iii) the risk that competing offers or acquisition proposals will be made; (iv) the inherent uncertainty associated with financial projections; (v) the ability to realize the expected synergies or savings from the proposed merger in the amounts or in the timeframe anticipated; (vi) the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the proposed merger; (vii) the ability to integrate Atmel’s businesses into those of Dialog’s in a timely and cost-efficient manner; (viii) the development of the markets for Atmel’s and Dialog’s products; (ix) the combined company’s ability to develop and market products containing the respective technologies of Atmel and Dialog in a timely and cost-effective manner; (x) general global macroeconomic and geo-political conditions; (xi) the cyclical nature of the semiconductor industry; (xii) an economic downturn in the semiconductor and telecommunications markets; (xiii) the inability to realize the anticipated benefits of transactions related to the proposed merger and other acquisitions, restructuring activities, including in connection with the proposed merger, or other initiatives in a timely manner or at all; (xiv) consolidation occurring within the semiconductor industry through mergers and acquisitions; (xv) the impact of competitive products and pricing; (xvi) disruption to Atmel’s business caused by increased dependence on outside foundries, financial instability or insolvency proceedings affecting some of those foundries, and associated litigation in some cases; (xvii) industry and/or company overcapacity or under-capacity, including capacity constraints of independent assembly contractors; (xviii) insufficient, excess or obsolete inventory; (xix) the success of customers’ end products and timely design acceptance by customers; (xx) timely introduction of new products and technologies and implementation of new manufacturing technologies; (xxi) the combined company’s ability to ramp new products into volume production; (xxii) reliance on non-binding customer forecasts and the absence of long-term supply contracts with customers; (xxiii) financial stability in foreign markets and the impact or volatility of foreign exchange rates and significant devaluation of the Euro against the U.S. dollar; (xxiv) unanticipated changes in environmental, health and safety regulations; (xxv) Atmel’s dependence on selling through independent distributors; (xxvi) the complexity of the combined company’s revenue recognition policies; (xxvii) information technology system failures; (xxviii) business interruptions, natural disasters or terrorist acts; (xxix) unanticipated costs and expenses or the inability to identify expenses which can be eliminated; (xxx) disruptions in the availability of raw materials; (xxxi) compliance with U.S. and international laws and regulations by the combined company and its distributors; (xxxii) dependence on key personnel; (xxxiii) the combined company’s ability to protect intellectual property rights; (xxxiv) litigation (including intellectual property litigation in which the combined company may be involved or in which customers of the combined company may be involved, especially in the mobile device sector), and the possible unfavorable results of legal proceedings; (xxxv) the market price or increased volatility of Dialog’s ordinary shares and ADSs (if the merger is completed); and (xxxvi) other risks and uncertainties, including those detailed from time to time in Dialog’s and Atmel’s periodic reports and other filings with the SEC or other regulatory authorities, including Atmel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 (whether under the caption Risk Factors or Forward Looking Statements or elsewhere). Neither Dialog nor Atmel can give any assurance that such forward-looking statements will prove to be correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither Dialog nor Atmel nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Dialog, Atmel, or the combined company, following the implementation of the proposed merger or otherwise. No statement in this announcement should be interpreted to mean that the earnings per share, profits, margins or cash flows of Dialog or the combined company for the current or future financial years would necessarily match or exceed the historical published figures.

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement has been prepared for the purposes of complying with English Law and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside the United Kingdom.